# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Transocean Ltd., CIK 0001451505
CUSIP: H8817H100
Title of class of securities: Shares, $0.10 par value
Address of issuer's principal executive offices: Turmstrasse 30, Steinhausen, Switzerland (V8), CH-6312
Date of event which requires filing of this statement: 02/09/2026
Filed by CIK 0001729638
Persons authorized to receive notices and communications: c/o Debra Kupferman, Turmstrasse 30,, Steinhausen, Switzerland (V8), CH-6312, 41 41 749 0500

## Reporting persons
- Frederik W. Mohn (CIK 0001729638): type of reporting person: individual (IN); citizenship or place of organization: Norway (Q8); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 343,407; shared voting power 96,574,894; sole dispositive power 343,407; shared dispositive power 96,574,894; aggregate amount beneficially owned 96,918,301 (8.8% of the class)
  Comment: (1) See Item 3 for additional information regarding the source of funds reported in Row (4).
  
  (2) The amounts reported in Row (7) and Row (9) include (a) 22,148 Shares individually owned by Mr. Mohn and (b) 321,259 Shares issuable in relation to vested restricted share units Mr. Mohn has the right to receive based upon his service as a director of Transocean Ltd., a company organized under the laws of Switzerland (the "Issuer").
  
  (3) The amounts reported in Row (8), Row (10) and Row (11) include 96,574,894 Shares owned by Perestroika (Cyprus) Ltd.
  
  (4) The percentage reported in Row (13) is based upon the 1,101,441,205 Shares outstanding as of October 23, 2025, as disclosed by the Issuer in the Issuer's Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on October 30, 2025.
- Perestroika AS: type of reporting person: corporation (CO); citizenship or place of organization: Norway (Q8); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 96,574,894; sole dispositive power 0; shared dispositive power 96,574,894; aggregate amount beneficially owned 96,574,894 (8.8% of the class)
  Comment: (1) See Item 3 for additional information regarding the source of funds reported in Row (4).
  
  (2) The amounts reported in Row (8), Row (10) and Row (11) include 96,574,894 Shares owned by Perestroika (Cyprus) Ltd.
  
  (3) The percentage reported in Row (13) is based upon the 1,101,441,205 Shares outstanding as of October 23, 2025, as disclosed by the Issuer in the Issuer's Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on October 30, 2025.
- Perestroika (Cyprus) Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Cyprus (G4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 96,574,894; sole dispositive power 0; shared dispositive power 96,574,894; aggregate amount beneficially owned 96,574,894 (8.8% of the class)
  Comment: (1) See Item 3 for additional information regarding the source of funds reported in Row (4).
  
  (2) The percentage reported in Row (13) is based upon the 1,101,441,205 Shares outstanding as of October 23, 2025, as disclosed by the Issuer in the Issuer's Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on October 30, 2025.

## Item 1. Security and Issuer
Title of class of securities: Shares, $0.10 par value
Name of issuer: Transocean Ltd.
Address of issuer's principal executive offices: Turmstrasse 30, Steinhausen, Switzerland (V8), CH-6312
Comment: This Amendment No. 9 to Schedule 13D (this "Amendment") amends the statement on Schedule 13D previously jointly filed by Frederik W. Mohn ("Mr. Mohn"), Perestroika AS, a Norwegian private limited company ("Perestroika AS"), Perestroika (Cyprus) Ltd., a Cyprus private limited company and a wholly owned subsidiary of Perestroika AS ("Perestroika Sub" and together with Perestroika AS, "Perestroika"), with the U.S. Securities and Exchange Commission on September 30, 2025, as previously amended (the "Prior Schedule 13D"). As used herein, "Reporting Persons" refers to Mr. Mohn, Perestroika AS and Perestroika Sub. Unless set forth in this Amendment, all Items are unchanged from the Prior Schedule 13D. Capitalized terms used and not defined herein shall have the meanings ascribed to them in the Prior Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended by adding the following:

On November 24, 2025, Perestroika Sub purchased 1,500,000 Shares at a price of $4.02 per Share. The purchase was made using cash from Perestroika's ongoing operations.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Prior Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On February 9, 2026, the Issuer and Valaris Limited, an exempted company limited by shares incorporated under the laws of Bermuda ("Valaris") (the Issuer and Valaris, collectively, the "Parties" and each, a "Party"), entered into a Business Combination Agreement (the "Agreement") providing for the combination of the two Parties. Pursuant to the Agreement, and on the terms and subject to the conditions thereof, the Issuer will acquire of all the issued and outstanding common shares, par value $0.01 each, of Valaris (the "Valaris Shares") in exchange for Shares, at an exchange ratio of 15.235 Shares for each Valaris Share.

In connection with the execution of the Agreement, the Reporting Persons entered into a Support Agreement with Valaris (the "Support Agreement"). The Support Agreement provides, on the terms and subject to the conditions thereof, that each Reporting Person will vote the Shares owned by such Reporting Person at the time of the applicable shareholder meeting in favor of the transactions contemplated by the Agreement.

The disclosure contained under the heading "Support Agreement" in Item 6 is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is deleted in its entirety and replaced with the following:

The aggregate number and percentage of Shares (including Shares issued upon the Exchange Transaction) beneficially owned by the Reporting Persons are as follows (based upon the 1,101,441,205 Shares outstanding as of October 23, 2025, as disclosed by the Issuer in the Issuer's Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on October 30, 2025):

(i) Mr. Mohn beneficially owns 96,918,301 Shares, or approximately 8.8%.

(ii) Perestroika AS beneficially owns 96,574,894 Shares, or approximately 8.8%; and

(iii) Perestroika Sub beneficially owns 96,574,894 Shares, or approximately 8.8%.
Number of shares as to which each person has sole or shared power to vote or dispose:
Mr. Mohn has:

(i) sole power to vote or direct the vote of 343,407 Shares;

(ii) shared power to vote or direct the vote of 96,574,894 Shares;

(iii) sole power to dispose or direct the disposition of 343,407 Shares; and

(iv) shared power to dispose or direct the disposition of 96,574,894 Shares.

Perestroika AS has:

(i) sole power to vote or direct the vote of 0 Shares;

(ii) shared power to vote or direct the vote of 96,574,894 Shares;

(iii) sole power to dispose or direct the disposition of 0 Shares; and

(iv) shared power to dispose or direct the disposition of 96,574,894 Shares.

Perestroika Sub has:

(i) sole power to vote or direct the vote of 0 Shares;

(ii) shared power to vote or direct the vote of 96,574,894 Shares;

(iii) sole power to dispose or direct the disposition of 0 Shares; and

(iv) shared power to dispose or direct the disposition of 96,574,894 Shares.
Transactions in the class effected during the past sixty days: There have been no reportable transactions with respect to the Shares within the last 60 days by the Reporting Persons.
Other persons with the right to receive dividends or sale proceeds: Except as set forth herein, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended by adding the following:

Support Agreement

On February 9, 2026, in connection with the Agreement, each of the Reporting Persons entered into the Support Agreement with Valaris. The Support Agreement provides, on the terms and subject to the conditions thereof, that each Reporting Person will vote the Shares owned by such Reporting Person at the time of the applicable shareholder meeting in favor of the transactions contemplated by the Agreement.

The foregoing description of the Support Agreement is not complete and is qualified by reference to the form of Support Agreement filed as Exhibit XI to this Schedule 13D, which is incorporated herein by reference. To the extent the Support Agreement specifically references the Agreement, the foregoing description of the Support Agreements is also qualified by reference to the specific references to the Agreement filed as Exhibit XII to this Schedule 13D, which specific references are incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
XI Support Agreement, dated as of February 9, 2026, by and among Valaris and the Reporting Persons.

XII Business Combination Agreement, dated as of February 9, 2026, between Transocean Ltd. and Valaris Limited (incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K (Commission File No. 001-38373) filed on February 10, 2026) (only those portions of the Agreement that are specifically referenced by the Agreement are filed under this Item 7).

## Signatures
- Frederik W. Mohn: /s/ Frederik W. Mohn, Frederik W. Mohn (02/11/2026)
- Perestroika AS: /s/ Frederik W. Mohn, Chairman and Sole Director (02/11/2026)
- Perestroika (Cyprus) Ltd: /s/ Frederik W. Mohn, Director (02/11/2026)